

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2023

Pascal Prigent
Chief Executive Officer
Genfit S.A.
19 West 44th Street, Suite 200
New York, New York 10036

  Re: Genfit S.A.
    Registration Statement on Form F-3
    Filed April 18, 2023
    File No. 333-271312

Dear Pascal Prigent:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Crawford at 202-551-7767 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Brian Leaf, Esq.